Ladenburg Thalmann & Co. Inc.

4400 Biscayne Blvd, 14th Floor

Miami, FL 33137

July 17, 2017

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	CYCLACEL PHARMACEUTICALS, INC.
Registration Statement on Form S-1 (Registration No. 333-218305)
Concurrence in Acceleration Request

Ladies and Gentlemen:

Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Cyclacel Pharmaceuticals, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:15 p.m. (Eastern Time), or as soon as practicable thereafter, on July 17, 2017, pursuant to Rule 461 under the Securities Act. Ladenburg affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,
LADENBURG THALMANN & CO. INC.

By:	/s/ Nicholas Stergis
Name: Nicholas Stergis
Title: Managing Director